Exhibit 12.1

The Great Atlantic & Pacific Tea Company, Inc.
Statement of Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

	28 Weeks		Fiscal Year	Fiscal Year		Fiscal Year	Fiscal Year	Fiscal Year
	Ended		Ended	Ended		Ended	Ended	Ended
	September 8,		February 24,	February 25,		February 26,	February 28,	February 22,
	2007		2007	2006		2005	2004	2003
Earnings (Loss) from continuing operations and before taxes	$61		$(45)	$676		$(81)	$(63)	$(37)
Fixed charges	67		133	164		198	193	187
Undistributed earnings adjustment	(8)		(33)	(3)		—	—	—
Earnings	$120		$55	$837		$117	$130	$150

Interest expense, including the amortization of debt discount and
expense on all indebtedness	$35		$74	$92		$114	$103	$100
Estimate of the interest within rental expense	32		59	72		84	90	87
Fixed Charges	$67		$133	$164		$198	$193	$187

Ratio earnings to fixed charges	1.8	x		5.1	x

Earnings deficiency			$78			$81	$63	$37

Note:    Earnings consist of earnings before income taxes and fixed charges after eliminating net undistributed earnings of affiliates and minority interests which have not incurred fixed charges. Fixed charges consist of interest expense, including the amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an appropriate interest factor.